October 3, 2007
Ms. Kathleen Krebs
Special Counsel
Division of Corporation Finance
Mail Stop 3720
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE:	SEC Comment Letter dated August 21, 2007 related to Service Corporation International’s Definitive Schedule 14A Filed April 6, 2007 File No. 1-06402
Dear Ms. Krebs:
This letter responds to the comments that Service Corporation International (the “Company”) received from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) by letter dated August 21, 2007 with respect to the above referenced filing.
We hope this letter is responsive to your comments. If any of the responses provided in this letter are not deemed adequate to answer the Staff’s comments, we will make ourselves available to further discuss these matters with the Staff at a mutually convenient time. The Company’s goal is to resolve the comments in a timely manner that is acceptable to the Staff.
For your convenience, our response is prefaced by the Commission’s comment in bold text. All capitalized terms used herein and not defined herein have the respective meanings given them in our proxy statement.
Director Compensation, page 16
1.	Disclose all assumptions made in the valuation of awards in the stock awards column of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in
SCI MANAGEMENT
1929 ALLEN PARKWAY • P.O. BOX 130548 • HOUSTON, TX 77219-0548 • (713) 525-9753 • FAX (713) 525-7332
www.DignityMemorial.com

management’s discussion and analysis. See Instruction to Item 402(k) of Regulation S-K, which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

Response: The $81,750 value set forth in the stock awards column for each director was the fair market value of each director’s stock award on the date of grant. Such value was calculated by multiplying (i) the average of the high and low market prices of a share of common stock of the Company on the date of the grant of the stock award, by (ii) 10,000 shares, which was the number of the Company shares per award. Since each stock award was 100% vested on the date of grant, no assumptions were made in the valuation of the awards. A summary of the foregoing information was disclosed in the first full paragraph following the table in the discussion of the Amended and Restated Director Fee Plan under the caption “Stock Award: Annual Retainer”.

In response to your comment, we intend in future proxy statements to add a footnote to the stock awards column in the table which will read substantially as follows:
“(1) Amounts in the Stock Awards column represent the fair market value of each award on the date of grant. Specifically, the value was calculated by multiplying (i) the average of the high and low market prices of a share of common stock of SCI on the date of the grant of the stock award, by (ii) 10,000 shares, which was the number of SCI shares per award.”
2.	For each director, disclose by footnote to the stock awards column of the director compensation table the grant date fair value of each equity award computed in accordance with FAS 123R. See Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

Response: We believe our response to the first comment is also applicable to this comment. In addition, we intend to disclose in future proxy statements that such stock awards are fully vested on the date of the grant.

3.	Disclose the aggregate number of stock awards and the aggregate number of option awards outstanding at fiscal year end held by each of those directors, as required in the Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

Response: The stock awards under the Amended and Restated Director Fee Plan are 100% vested on the date of grant. At the grant date, there are no conditions to be fulfilled or any other contingencies that could preclude realization by the director of the full value of the award, such as would occur in the circumstance of a stock option or restricted stock award. Under the plan, each director may elect to receive freely tradeable shares or deferred stock equivalents. If the director elects freely tradeable shares, he receives the stock on the grant date and owns it outright without restriction. If the director elects deferred stock equivalents, the stock is deferred and the Company tracks the deferral until the underlying stock is issued on the date in the future selected by the director. In each case, the director is fully vested on the grant date and the stock or deferred stock equivalents are not subject to forfeiture by the director. In each case, the stock (if it is still held by the director), or the stock underlying the deferred stock equivalents, is included in the director’s stock ownership reported in the stock ownership table on page 45 of the proxy statement. In consideration of the foregoing, it is our view that there is no award outstanding subsequent to the award grant date within the meaning of Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K. As noted in the response to comment 2 above, we intend to disclose in future proxy statements that such stock awards are fully vested on the date of grant.
Compensation Discussion and Analysis, page 18
4.	Please describe how particular components of your compensation program fit into your overall compensation objectives and affect decisions regarding other elements. See Item 402(b)(l)(vi) of Regulation S-K. For example, your compensation programs appear to be weighted heavily toward the awarding of annual equity awards. Please expand your analysis of the effect these awards have on your payment of other forms of compensation. If decisions relating to annual equity compensation influence the committee’s decisions with respect to other allocated or contemplated compensation, please describe these determinations and the factors underlying the committee’s decisions in reasonably complete detail.

Response: We believe the proxy statement describes how particular components of our compensation program fit into our overall compensation objectives. In general, each of our components of direct compensation is targeted within the range of the market median of the Comparison Group (as defined in the proxy statement), with opportunities to exceed the targeted median compensation levels through annual performance-based incentives paid in cash and through long-term performance-based incentives. More particularly, set forth in Exhibit A hereto is an extract of proxy language which provides the disclosure.

Because we target the range of the market median for each component, each of the components of compensation is not affected by any decision respecting other components. However, the Compensation Committee does review overall compensation for reasonableness and comparability to the prior year’s compensation. We will add the information in this paragraph into future proxy statements.

With respect to annual equity awards under our long-term incentive program, the language extracted in Exhibit A explains that the long-term incentive program consists of incentive awards delivered in the form of stock options, restricted stock and performance units, each of which represents one-third of the targeted expected value of long-term incentives. The proxy also points out that the Compensation Committee does not consider current stock ownership levels in determining equity awards.
Compensation Philosophy and Process, page 18
5.	On page 19 you state that your compensation discussion and analysis excludes Jeffrey Curtiss, who served as your chief financial officer until June 30, 2006. To the extent an individual is a named executive officer for the last fiscal year, please provide a discussion that explains the material elements of your compensation to that individual. See Regulation S-K Item 402(b)(l) and Instructions 1 and 3 to Item 402(b).

Response: We believe the discussion of Jeffrey Curtiss’s compensation under the caption “Former Executive Officer” on page 35 of the proxy statement provides an appropriate discussion of his compensation. This disclosure on page 35 is referenced in the discussion under the caption “Named Executive Officers” on page 19 of the proxy statement. In addition, the table captioned “Grants of Plan-Based Awards” on page 28 of the proxy statement shows that in 2006 Mr. Curtiss did not receive any grants of annual performance-based incentives, stock options, restricted stock or performance units.

6.	So that shareholders may understand the kind of benchmarking information you used in determining annual executive compensation, identify all of the companies that you considered for purposes of benchmarking the named executive officers’ compensation. See Item 402(b)(2)(xiv) of Regulation S-K.

Response: Under the caption “Benchmarking Tools” on page 19 of the proxy statement, the disclosure refers to the Comparison Group and the Value Line Group as defined therein. The Comparison Group is comprised of 375 companies and is used with respect to targeting annual base salaries, annual performance-based incentives paid in cash and long-term incentive compensation. Towers Perrin, our compensation consultant, advises that it utilized data from such companies in single regression analysis to correlate compensation components to revenue. From the regression analysis, Towers Perrin developed compensation recommendations for the Company based on its level of revenues. However, each of the 375 companies, standing alone, is not necessarily an appropriate comparator company. Therefore, we believe that naming the 375 companies in our proxy statement would not provide any meaningful information.

As disclosed in the proxy statement, we use the Value Line Group in the measurement of total shareholder return in the Performance Unit Plan, which is only one of the three elements comprising our long-term incentive compensation program. The names of the companies which comprised the Value Line Group are set forth in Exhibit B attached hereto.

7.	Indicate why you adjusted base salaries, and in the amounts that you did, effective January 1, 2007.

Response: Mr. Ryan’s salary was increased (i) to more closely approximate the market median level of CEO salaries of the Comparison Group and (ii) to recognize his strong performance and leadership in the acquisition of Alderwoods Group Inc. Mr. Webb’s increase was made in recognition of his strong performance and leadership in the Alderwoods acquisition. For Mr. Tanzberger, the salary increase was a continuation of the progressive movement of his salary towards the target base salary level of the CFO position. We intend to disclose the foregoing in our next proxy statement.

Annual Performance-Based Incentives Paid in Cash, page 20
8.	We note that each named executive officer received an annual incentive bonus significantly in excess of 100% of the target and that these awards were based on company performance that exceeded target levels as they relate to each of the performance measures. Refer to the disclosure in the second full paragraph on page 21. Yet it is not clear how the resultant levels of compensation were determined or why the committee deemed them appropriate in light of the factors the committee considered in awarding this element of compensation. Please analyze the payout of these awards in reasonably complete detail.

Response: The payouts of the annual performance-based incentives were calculated in accordance with the methodology of the arrangement described on pages 20 and 21 in the proxy statement, which is summarized as follows:
(a) The Compensation Committee established in February 2006 the performance measures of Normalized earnings per share, Consolidated operating cash flow and Comparable revenue growth.

(b) The Compensation Committee established (also in February 2006) target performance-based incentive award levels for 2006 generally between the 50th and 75th percentile level of the Comparison Group for the Named Executive Officers.

(c) After the year end, the Company compared the actual performance to the performance measures referenced in paragraph (a), and the annual performance-based incentives were paid at 184% of the target performance-based incentive award levels. The following paragraph provides more detail on the calculation of the 184% award level.
For 2006, we exceeded our three performance measures as follows: Normalized earnings per share by 20.72%, Consolidated operating cash flow by 11.13% and Comparable revenue growth by 20.44%. The payouts for performance exceeding each performance measure were leveraged to reflect the Compensation Committee’s expectation that superior performance would also contribute to increased shareholder values. Accordingly, exceeding the performance measures resulted in (i) the maximum payout percentages of 200% for each of the Normalized earnings per share and Consolidated operating cash flow performance measures and (ii) a 136% payout percentage for the Comparable revenue growth performance measure. As a result of the foregoing and giving effect to the weightings of the performance measures at 50% for Normalized earnings per share and at 25% for each of Consolidated operating cash flow and Comparable revenue growth, the Named Executive Officers received annual performance-based incentives paid in cash at 184% of the target-based incentive award levels. The actual dollar amounts of the payouts are set forth in footnote (2) to the Summary Compensation Table on page 26 of the proxy statement.

9.	Although you provide a description of how company performance affects annual bonuses and equity-based awards, we note minimal analysis of the effect individual performance has on compensation awards despite disclosure throughout that indicates compensation-related decisions are made in connection with individual performance. Please expand your disclosure to provide additional detail and analysis of how individual performance contributed to actual fiscal year compensation for the named executive officers. For example, discuss in greater detail the achievement of the financial and operational goals within a named executive officer’s individual area of responsibility. Also expand your disclosure to include a description of the factors the committee considered in establishing personal objectives for Mr. Waltrip. See Item 402(b)(2)(vii) of Regulation S-K.

Response: The performance components of our compensation were determined based on corporate performance and not on individual performance. The compensation components were designed to focus senior leadership, which is responsible for the overall performance and results of the Company, to operate as a team with company-wide goals. This approach served to align the compensation of our most senior leadership team with the performance of the Company. The Compensation Committee did not establish personal objectives for the Named Executive Officers, including Mr. Waltrip.

In setting salary or performance related awards annually, the Compensation Committee generally bases the awards upon benchmark comparisons to the Comparison Group and may consider the individual performance of the executives. For example, in the discussion in the last paragraph on page 19 of the proxy statement, it is stated that the Compensation Committee is moving Mr. Tanzberger’s salary progressively towards the target base salary level over time based on performance in his new role as CFO. Furthermore, in our response to comment 7 above, it is additionally noted that the Compensation Committee considered the performance of Messrs. Ryan and Webb regarding the acquisition of Alderwoods Group, Inc. We will disclose these considerations in our next proxy statement.

10.	Discuss whether discretion can be or has been exercised by the board or compensation committee either to award compensation absent attainment of the relevant performance goal(s) or to reduce or increase the size of any award or payout. Identify any particular exercise of discretion, and state whether it applied to one or more specified named executive officers or to all compensation subject to the relevant performance goal(s). See Item 402(b)(2)(vi) of Regulation S-K.

Response: The annual performance-based incentives were paid out in accordance with the methodology described in our response to comment 8 above. The Compensation Committee did not retain any discretion to increase the award or payout absent attainment of the relevant performance goals. Solely with respect to the annual performance-based incentives, the Compensation Committee did retain the ability to lower the payouts in its sole discretion; however, the Compensation Committee did not lower the payouts. The Compensation Committee did not retain any discretion regarding the payouts of stock options, restricted stock or performance units.
Long-Term Incentive Compensation, page 22
11.	Provide additional discussion as to why particular equity awards were made in the last fiscal year. Your disclosure should include an analysis of how the committee determined the payout levels for this form of compensation.

Response: We believe the above answer to comment 4 is also responsive to this comment.
Certain Information with Respect to Officers and Directors, page 26
Potential Payments upon Termination, page 36
12.	In the compensation discussion and analysis, please discuss how your change-in-control and other termination payment arrangements fit into your overall compensation objectives and affected the decisions you made regarding other compensation elements. Also, provide analysis explaining why you structured the terms and payout levels of these arrangements as you did.

Response: The change-in-control and other termination payment arrangements have historically been part of the compensation plans and agreements utilized by the Company. We believe that these arrangements have been and are necessary to attract, motivate, reward and retain the broad-based management talent required to achieve our corporate directives. In the context of a possible takeover, we believe that change-in-control provisions (i) help focus our executives on strategic alternatives that would maximize shareholder value, and (ii) provide for personal financial security, thereby reducing a concern which could be a distraction for the executive. Our change-in-control and other termination payment arrangements do not affect decisions regarding other compensation elements. We structured the terms and payout of our arrangements based upon our historical practice and competitive considerations, including advice from Towers Perrin, that such features were commonly used by publicly traded companies.

13.	You state on page 18 that Jeffrey Curtiss served as your chief financial officer until June 30, 2006 but you have presented potential payment upon termination information for him as of December 29, 2006. Please note that Instruction 4 to Item 402(j) of Regulation S-K states that, where a triggering event actually has occurred for a named executive officer and that individual was not serving as a named executive officer at the end of the last completed fiscal year, then the disclosure required by Item 402(j) for that named executive officer shall apply only to that triggering event.

Response: As mentioned in our response to comment 5 above, a discussion of Mr. Curtiss’s employment arrangement is set forth under the caption “Former Executive Officer” on page 35 of the proxy statement. As explained therein, Mr. Curtiss is still an employee of the Company. Accordingly, there was no triggering event regarding Mr. Curtiss.
Pursuant to the Staff’s request, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We would like to again emphasize that the Company’s goal is to resolve the comments in a timely manner that is acceptable to the Staff. If any of the responses to the Staff’s comments are not deemed adequate, we will make ourselves available to further discuss these matters with the Staff at a mutually convenient time.

Sincerely,
/s/ Curtis G. Briggs
Curtis G. Briggs
Senior Corporate Counsel and Assistant Secretary

Exhibit A
INFORMATION FROM SCI PROXY STATEMENT
Set forth below is certain information appearing in the SCI Proxy Statement. Emphasis has been added by underlining certain portions of the language.
Compensation Philosophy and Process (page 18)
...
Our overall compensation philosophy is to target our direct compensation for executives within the range of the market median of the Comparison Group as discussed below, with opportunities to exceed the targeted median compensation levels through annual performance-based incentives paid in cash and through long-term performance-based incentives. We believe these targeted levels are appropriate in order to motivate, reward, and retain our executives, who each have leadership talents and expertise that make them attractive to other companies. (Page 18, penultimate paragraph)
...
Benchmarking Tools (page 19)
...
...The published and private survey sources consisted of Towers Perrin 2006 Executive Compensation Database and 2006 Long-Term Incentive Plan Report. Competitive data from the published/private survey sources represent pay rates for similar positions in general industry companies with annual revenues that are similar to SCI. We refer to those companies as the “Comparison Group.” (Page 19, third full paragraph)
...
Annual Base Salaries (page 19)
...
Based on the review of the benchmarking and survey data from the Comparison Group, we determined that the current targeted salary levels of the Named Executive Officers are within range of the market median of salaries of the Comparison Group, except for Mr. Tanzberger, who became our CFO on June 30, 2006 and whose salary falls below the 25th percentile. Mr. Tanzberger’s base salary will be moved progressively towards the target base salary level over time based on performance in his new role. We target the base salary levels of our Named Executive Officers at the 50th percentile because we believe that level is appropriate to motivate and retain our Named Executive Officers, who each have leadership talents and business expertise that make them attractive to other companies. (Page 19, last paragraph)
...

Annual Performance-Based Incentives Paid in Cash (page 20)
...
The Compensation Committee established target performance-based incentive award levels for 2006 generally between the 50th and 75th percentile level of the Comparison Group for the Named Executive Officers. This is consistent with our overall compensation philosophy to target direct compensation of our Named Executive Officers within the range of the market median of the Comparison Group, to recognize achievement for greater levels of performance and to motivate and retain the executive level talent. As such, if SCI achieves the performance targets established by the Compensation Committee, executive officers would receive incentive awards at this targeted level. Actual incentive awards are proportionately decreased or increased on the basis of SCI’s performance relative to the performance targets, subject to maximum award amounts of 200% of targeted incentive levels. The maximum individual annual performance-based incentive award that could have been granted for 2006 was $4,000,000. The award is based on base salary on the last day of the measurement period. (Page 21, first full paragraph)
...
Long-Term Incentive Compensation (page 22)
...
The program consists of equal targeted expected value delivered for long-term incentives in the form of:
     (i) Stock Options
     (ii) Restricted Stock and
     (iii) Performance Units
The total targeted expected value of the three awards for our Named Executive Officers was generally established within range of the market median of the Comparison Group, with exceptions by individual. We believe that the grant of significant annual equity awards further links the interests of senior management and the Company’s stockholders. Therefore, the grant of stock options and the award of restricted stock are important components of annual compensation. Although the Compensation Committee does not consider current stock ownership levels in determining equity awards, we do annually review the ownership levels and progress towards established ownership guidelines that we established in 2004, as discussed below. (Page 22, first full paragraph)
...

Exhibit B
VALUE LINE GROUP COMPANIES
As of March 31, 2007

Acuity Brands Inc.	Matthews International Corp
American Standard Cos Inc	McDermott International Inc.
AMETEK Inc.	Moneygram International Inc.
Barnes Group Inc.	Myers Industries Inc.
Brinks Co.	Oakley Inc.
Chemed Corp	Parker-Hannifin Corp
Crane Co.	Park Ohio Holdings Corp.
Danaher Corp	Pentair Inc.
ESCO Technologies Inc	Sequa Corp
Fortune Brands Inc.	SPX Corp
GATX Corp.	Standex International Corp
GenCorp Inc.	Stewart Enterprises Inc.
Griffon Corp.	Teleflex Inc.
Hillenbrand Industries Inc.	Textron Inc.
Honeywell International Inc.	Tyco International Ltd.
ITT-Corp	United Technologies Corp.
Kadant Inc.	Valmont Industries Inc.
Kaman Corp	Walter Industries Inc